May 2024 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 1Q24 Results Conference Exhibit 99.2

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Agenda Welcome 1Q24 Operating Results S.J. Cheng 1Q24 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 1Q24 Operating Results

Revenue & Gross Margin 5 Revenue: NT$5,418.7M (QoQ: -5.4%, YoY: +17.7%) Gross Margin: 14.2% (QoQ: -5.9ppts, YoY: +1.8ppts)

Utilization Rate 6 Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since 1Q22. 1Q24: 62% 4Q23: 57% 1Q23: 42% 1Q24: 61% 4Q23: 53% 1Q23: 52% 1Q24: 67% 4Q23: 71% 1Q23: 58% 1Q24: 63% 4Q23: 62% 1Q23: 52% 1Q24: 60% 4Q23: 61% 1Q23: 55%

1Q24 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 1Q24: 39.2% (QoQ: +1.6%, YoY: +26.4%)

Revenue Breakdown － DDIC + Gold Bump 9 1Q24: 51.1% (QoQ: -11.0%, YoY: +14.3%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 1Q24 Smart Mobile 38.4% (QoQ -10.9%) TV 15.8% (QoQ -0.3%) Computing 3.3% (QoQ -26.3%) Auto/Industry 22.0% (QoQ -1.2%) Consumer 20.5% (QoQ +6.3%) Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24

11 1Q24 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of the foreign exchange gains of NT$348M from the foreign exchange losses of NT$195M in 4Q23 to the foreign exchange gains of NT$153M in 1Q24 and partially offset by the decrease of share of profit of associates accounted for using equity method of NT$55M. YoY: Difference mainly due to the increase of the foreign exchange gains of NT$197M from the foreign exchange losses of NT$44M in 1Q23 to the foreign exchange gains of NT$153M in 1Q24 and partially offset by the decrease of share of profit of associates accounted for using equity method of NT$44M, rental income of NT$16M and interest income of NT$13M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the increase of CapEx of NT$319M and income tax expense of NT$55M and partially offset by the increase of operating profit of NT$178M.

Capital Expenditures & Depreciation 16 CapEx: NT$632.5M Depreciation: NT$1,181.1M

17 Business Outlook

Market & Business Outlook 1Q to be the seasonal trough quarter for 2024, and cautiously optimistic entering Q2 Expected to improve in 2024, with a stronger 2H ‘24 than 1H ’24 Careful CapEx additions, including DDIC high end test platform in 2H’24 Memory: DRAM and Flash Customer’s inventory rebuilding improves UT level of Assembly & Test DDIC: Momentum better than Memory Auto panel and OLED demand stabilizing, leading high UT level of high-end DDIC test Benefit from rush TV orders & high UT level of related Assembly & Test

Q&A www.chipmos.com